EXHIBIT 99.1

Equinox Gold Reports Q3 Production Results Following Transformational Combination with Orla; Expanded Canadian Production Platform Positioned for Strong Finish to 2026

VANCOUVER, British Columbia, Oct. 13, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce production results for the three months ended September 30, 2026 (“Q3” or the “quarter”). During the quarter, the Company completed its business combination with Orla Mining Ltd. (“Orla”) on July 31, 2026, creating a new senior North American gold producer with an enhanced Canadian footprint. As a result, Q3 production results include two months of attributable production from Musselwhite (Canada) and Camino Rojo (Mexico) following the closing of the transaction. All dollar figures are in United States dollars unless otherwise noted.

Third Quarter 2026 Highlights

  Gold production of 237,019 ounces (“oz”) and gold sales of 248,484 oz.
  Consolidated year-to-date gold production of 611,483 oz. The Company remains on track to achieve its updated 2026 gold production guidance of 870,000 to 920,000 oz, or approximately 1.1 million oz when including Orla’s full 12-month production contribution.
  Advancing Next Growth Project in Nevada: Received Record of Decision, final federal permits, for the South Railroad project in Nevada, USA, and subsequently commenced early works construction activities. South Railroad represents a key growth project for the Company with first gold production planned for 2028.
  Strengthening Balance Sheet: During the quarter, the Company repaid $190 million in debt, resulting in $365 million drawn and outstanding on its revolving credit facility at the end of the quarter. Year-to-date, the Company has made approximately $1.2 billion in debt repayments.
  $172.5 million related to the 2023 convertible notes will be redeemed on or before October 19, 2026 (refer to the September 21, 2026 news release).
  Funded for Growth: The Company ended the quarter with $527 million in cash and a net cash position of $163 million1. Total available liquidity is $1.2 billion1.
  Continued Return of Capital: During the quarter, the Company repurchased 759,000 shares at a cost of approximately $9.0 million under its normal course issuer bid. Year-to-date, as of October 9, 2026, the Company has repurchased 1,697,600 shares for a total cost of approximately $20.7 million. The Company expects to continue to opportunistically repurchase shares during the fourth quarter.

Jason Simpson, President of Equinox Gold, commented: “The third quarter was transformational. We completed our combination with Orla, bringing together a portfolio of assets positioned to generate significant free cash flow and long-term value for shareholders. Equinox Gold is now an emerging senior gold producer anchored by three high-quality, long-life mines in Canada, with a standout pipeline of organic growth projects we expect to fund internally.”

“Our combined Canadian operations delivered solid production in Q3, led by strong performance at Musselwhite and steady improvements at Valentine and Greenstone. At Valentine, our mining initiatives are working: Q3 mill feed grade averaged over 1.8 g/t, another incremental step-up. Both Valentine and Greenstone are positioned for stronger production through the remainder of 2026 and into 2027.”

On July 31, 2026, Equinox completed the transaction with Orla. As a result, figures in the tables below for Musselwhite and Camino Rojo represent operational results from August 1 to September 30, 2026.

Third Quarter 2026 Operational Results

	Gold Production (oz)	Gold Sales (oz)	Ore Processed (tonnes)	Processed Grade (g/t)
Greenstone	60,596	60,616	2,178,706	1.03
Musselwhite[1] (Aug – Sep)	45,616	52,676	248,498	6.15
Valentine	34,719	36,773	640,448	1.82
Nicaragua	58,489	58,422	632,492	3.09
Camino Rojo[1] (Aug – Sep)	18,975	21,492	1,152,771	0.87
Mesquite	17,116	17,107	2,180,873	0.43
Others[2]	1,508	1,398	n.a.	n.a.
Total Consolidated	237,019	248,484	n.a.	n.a.

1 Includes production and sales from August and September only following the closing of the transaction with Orla on July 31, 2026. Full quarter production for Musselwhite and Camino Rojo was 63,090 oz and 26,168 oz, respectively.
2 “Others” represents residual leaching gold production at Castle Mountain.

2026 Year to Date Operational Results

	Gold Production (oz)	Gold Sales (oz)	Ore Processed (tonnes)	Processed Grade (g/t)
Greenstone	185,589	186,475	6,831,549	1.06
Musselwhite[1] (Aug – Sep)	45,616	52,676	248,498	6.15
Valentine	94,400	96,748	1,901,147	1.64
Nicaragua	199,246	198,983	1,844,819	3.31
Camino Rojo[1] (Aug – Sep)	18,975	21,492	1,152,771	0.87
Mesquite	48,861	48,822	7,736,474	0.35
Others[2]	18,796	20,469	n.a.	n.a.
Total Consolidated	611,483	625,664	n.a.	n.a.

1 Includes production and sales from August and September only following the closing of the transaction with Orla on July 31, 2026. Year-to-date (nine-month) production for Musselwhite and Camino Rojo are 193,152 oz and 65,351 oz respectively.
2 “Others” includes 13,473 oz of gold production from the Brazil operations (discontinued operations), and 5,322 oz of residual leaching gold production at Castle Mountain.

Q3 2026 Conference Call Details
Equinox Gold will release its unaudited financial and operating results for the three and nine months ended September 30, 2026 on Monday, November 9, 2026 after market close. The Company will host a conference call and webcast to discuss the results on Tuesday, November 10, 2026 commencing at 7:00am PT (10:00am ET).

Conference call
   Toll-free in North America: 1-833-461-5787
   International callers: +1 585-542-9983
   Conference ID: 442 270 292

Webcast login
   Equinox Gold | Financials

Qualified Person & Technical Information
The scientific and technical information contained in this news release was approved by Andrew Cormier, Chief Operating Officer for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors exposure to a diversified portfolio of gold operations, and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contacts
Etienne Morin, Chief Capital Markets Officer
Ingrid Rico, SVP Capital Markets

E: ir@equinoxgold.com
T: +1 604.260.0516

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1 Net Cash excludes in-the-money 2023 convertible notes that will be redeemed on or before October 19, 2026. Available liquidity calculated as $527 million of cash plus $635 million of undrawn debt on the revolving credit facility at September 30, 2026.

Preliminary Financial Results
The financial results contained in this news release for the three-month period ended September 30, 2026 are preliminary. Such results represent the most current information available to the Company’s management, as the Company completes its financial procedures. The Company’s interim consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Cautionary Notes & Forward-looking Information
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations regarding its production capabilities, operating performance, growth potential, development projects, future financial performance and shareholder returns, including its ability to generate significant free cash flow and internally fund its organic growth pipeline; expectations regarding operational ramp-up and performance at Greenstone and Valentine, including anticipated improvements in mining performance, mill feed grades and gold production during the remainder of 2026 and into 2027; anticipated full-quarter production contributions from Musselwhite and Camino Rojo; the Company’s ability to achieve its consolidated 2026 gold production guidance of 870,000 to 920,000 ounces and expected pro forma full-year production of approximately 1.1 million ounces; the timing, development and anticipated production profile of the South Railroad project, including estimated annual gold production, its projected mine life and anticipated first gold production in the first half of 2028; opportunities for mineral resource growth and mine life extensions at Musselwhite, Greenstone and Valentine; the anticipated conversion of the Company’s 2023 convertible notes and related retirement of debt; and the Company’s intentions and expectations regarding future share repurchases. Forward-looking Information is typically identified by use of words such as “will”, “growth”, “increase”, “expect”, ”achieve”, “anticipate”, “deliver”, “continue” and “progress” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; continued operational ramp-up and improvements at Greenstone and Valentine, including mine performance, mill feed grades, throughput and recoveries; anticipated production from Musselwhite and Camino Rojo and adherence to mine plans and schedules; timely development and construction of South Railroad, including receipt and maintenance of remaining permits, approvals and water rights, availability of equipment and personnel, and achievement of anticipated development schedules, production rates and mine life; stable gold prices and input costs; availability of funding and sufficient operating cash flow to fund planned capital expenditures and growth projects; accuracy of Mineral Reserve and Mineral Resource estimates; expected ore grades and recoveries; satisfaction of applicable requirements and completion of anticipated convertible note redemption; availability of funds and compliance with applicable regulatory requirements for share repurchases; absence of labour disruptions, material operational interruptions or unplanned delays; productive relationships with workers, unions, Indigenous groups and communities; maintenance of and timely receipt of permits and regulatory approvals; and compliance with environmental and safety regulations. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include certain risks and uncertainties described in the sections titled “Risk Factors” in Equinox Gold’s Management Information Circular dated June 19, 2026, “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025 and “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the sections titled "Risk Factors" in Orla’s most recently filed MD&A and Annual Information Form which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.